Mail Stop 03-05
      December 1, 2004

Mr. T.M. Williams
President and Chief Executive Officer
Bingo.com, Inc.
Suite 1405, 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3

Re:	Bingo.com, Inc.
	Form S-4 filed November 1, 2004
	File No. 333-120120

Dear Mr. Williams,

      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please clarify that you have not yet taken corporate action in accordance with the stockholder approval of the merger by written consent, as you state on the cover page of the document. Revise throughout the prospectus to make a clear distinction between taking action by written consent (which appears to have already occurred), and taking corporate action to actually effect the merger, which as you state on the cover page and elsewhere in the document, you are not permitted to do under the proxy rules until 20 days after this prospectus is first mailed to stockholders.

2. Furthermore, to avoid confusion and clarify the information in your document, please fill in some of the dates you have left blank throughout. For example, it is unclear why you have not given a specific date for when the stockholders took action by written consent. Please revise throughout to update the prospectus as appropriate.

3. Please revise throughout the document to better distinguish between the two entities involved in the transaction - Bingo.com, Inc. and Bingo.com, Ltd, and the private entity that sold the public company the domain name in 1999 - Bingo, Inc.

4. Please provide a brief supplemental discussion of the background of this transaction. In your discussion, please describe the materials, if any, that were provided to the majority stockholders prior to their decision to approve the proposed transaction by written consent.

Prospectus Cover Page

5. We note your disclosure that you are acting by the written consent of the majority of the stockholders and that you are not soliciting proxies. You may wish to consider inclusion of a clear statement that no meeting will be held with respect to this matter.

6. Please limit the cover page to one page in length, as required by
Item 501 of Regulation S-B.

Table of Contents

7. Please refer to Item 2 of Part I of Form S-4. Please revise the inside front cover page (table of contents page) to provide the information set forth by the Item.

8. Also, please clarify why you have included a list of exhibits to the registration statement in the table of contents, since those exhibits are not typically sent to investors with a copy of the prospectus.

Summary
The Merger, page 3

9. Please disclose the date on which the Board of Directors of each company approved the merger agreement and merger.

Reasons for the Merger, page 4

10. Please provide meaningful information wherever possible in response to your subheadings. For example, consider disclosing here that one reason for the merger is that management has determined it is in the best interests of the company`s stockholders if the company reincorporates in a tax free jurisdiction (the British West Indies).

What is Needed to Complete the Merger, page 5

11. Please include more specific information in this subsection, such as procedural details of what is needed to complete the merger. For example, revise to disclose that what is also needed is for this information statement to be mailed to shareholders who did not already execute a written consent for the merger, and then a 20-day waiting period must pass before the corporate action can be effected, and the merger can be completed.

Bingo.com Stockholder Approval of Merger by Written Consent, page
6

12. Please disclose the date the written consent resolution was executed, and distinguish between that corporate action, and the corporate action you will take, after the information statement has been mailed to the other shareholders and 20 days have passed, to complete the merger and execute the merger agreement. Currently it is not clear that there are two separate actions to be taken: the written consent, and the corporate action to effect the merger.

We are subject to risks and challenges frequently encountered by early stage companies engaged in early stage enterprises and Internet commerce, page 8

13. Please revise the sentence preceding the bullet point list to remove the second clause "but are not limited to" because that provides an inappropriate inference that there may be other material risks that are not included in the list.  Please also make a similar
revision to the bullet point list in the last risk factor on page
12
relating to your financial position and results of operations.

14. We note that the bullet point list references some risks that are described in more detail in separate risk discussions later in this section, such as the regulatory risk and key personnel risk. Please consider deleting those items from this list that are discussed elsewhere in the risk factors section. To the extent that the list is duplicative, it is not particularly helpful to investors. And to the extent the list introduces new risk factors that are not adequately discussed, those risks references should be expanded upon and perhaps separately and fully described as a separate risk. Please revise this discussion accordingly.

The effect of Government Legislation, page 9

15. Please revise this subheading, and other subheadings as appropriate, to identify with greater specificity the risk posed to investors.

Our business may be subject to government regulation, page 14

16. Please note that each risk discussion should be limited to two or three concise paragraphs. Therefore, either shorten this discussion, or split it up into separate risk discussions.

Substantial sales of our common stock could cause our stock price to fall, page 16

17. Please revise to include more detail with respect to this risk, such as the number of shares of your stock that are currently freely tradable, and if some are not freely tradable, the date on which a specific portion of them will become freely tradable. Consider comparing the current stock price to the warrant and option exercise price of the shares outstanding.

The Merger, page 17

18. Where appropriate, please include a statement as to whether any federal or state regulatory requirements must be complied with or approval obtained in connection with this transaction. Please refer to Item 3(i) of Form S-4.

19. Please supplementally confirm that you have not received a report, opinion or appraisal from an outside party regarding this transaction.

Bingo.com, Ltd`s Reasons for the Merger, page 17

20. If you wish to discuss the company`s recent financial performance, please make it a balanced discussion. In other words, where you disclose that gross profit and operating expenses have both improved over the last four years, also disclose what kind of net profit or loss you have been experiencing over that same time period.

21. Furthermore, we also note your expectation of profit in the third and fourth quarters of 2004. In light of your most recent quarterly results, please update this expectation accordingly.

22. Please revise this section to include a discussion of any potential drawbacks associated with your proposed reincorporation into Anguilla, and any alternatives you may have considered.

U.S Federal Income Tax Consequences, page 18

23. Please revise to clarify that this section includes a summary of the "material" federal income tax consequences generally applicable to U.S. holders, and eliminate the inference that some "relevant" tax matters have been excluded from the discussion.

Listing on OTC BB, page 18

24. Please disclose, if true, that listing of the shares on OTC BB will continue uninterrupted up to, and through, the closing of the merger.

Appraisal Rights of Dissenting Stockholders of Bingo.com, Inc.,
page
20

25. Please disclose in the last full paragraph, where you
reference
that the dissenter`s appraisal notice must be sent no later than
10
days after the effectuation of the corporate action, approximately when the effectuation of the corporate action, or merger, will take place (approximately 20 days after the effective date of this information statement).

Management and Operations after the Merger, page 23

26. Please state the term of office for each director. Refer to Item
401(a)(3) of Regulation S-B.

Effective Time, page 25

27. Please disclose whether any material uncertainty exists as to any of the conditions to the consummation of the merger.

Business, page 28

28. We note the first paragraph of this section. You state that you have served over 3 billion bingo cards since inception. Please clarify the significance of this fact. Do the bingo cards correlate to the number of users of, and/or the amount of revenues generated by, your site?

Development of the Business, page 30

29. We note the discussion of your major customers in Item 1of your most recent Form 10-QSB. Please tell us with a view toward disclosure whether you are dependant for advertising revenues on one or a few major customers.

30. Please consider deleting the brief reference to business strategy under the "development of business" subheading, since a more comprehensive discussion of your strategy appears just two pages later, on page 32.

Bingo.com Domain Name, page 30

31. Where appropriate, please provide disclosure regarding T.M. Williams` relationship to Bingo, Inc at the time Bingo.com, Inc. purchased the domain name. We note your disclosure that he is the beneficiary of several trusts that hold about 80% of Bingo, Inc.`s stock. In addition, we would encourage you to describe the subsequent evolution of his role with the Bingo, Inc. company.

32. Please revise the last paragraph of this section to more specifically identify the payee of the sums of $35,556 and $19,757.

Free Bingo Business, page 31

33. Please describe in greater detail what you mean by "one of the stickiest sites on the Internet."

34. We note your assertion in the first sentence of the last paragraph that the company has built multiple revenue streams; however, in the second paragraph of this section you state that 99%
of your revenues are generated from advertising sales. Please supplementally advise, and revise the document as appropriate.

The Niche, page 32

35. Please provide supplemental support for the various claims you make throughout this section, including claims about the online casino market, its rate of development and your competitive position
(see the second paragraph of this section), or revise to frame those statements as your belief. Make appropriate revisions throughout the prospectus as may be necessary, relating to any other seemingly unsubstantiated claims or assertions.

36. We note the last sentence of this section in which you state an intention to build a network of affiliations with prominent companies. Please consider moving this sentence to page 34 under "Extend and enhance the value of the brand name" and expanding your discussion here of the strategy for achieving this goal.

Build multiple revenues, page 33

37. Please expand your disclosure regarding the purchase discount program and the third party referral program. For example, please discuss how may companies participate in these programs.

Expand registered user database, page 33

38. Please provide supplemental justification for your claim that your website has become "the premier online destination for Web-based bingo entertainment and a leading destination on the Internet" or revise to express this statement as a belief.

Employees, page 34

39. You state that you "outsource [your] development resources."
Please clarify.

Overview, page 39

40. Please provide more specific information regarding your statement that the company is working to settle outstanding accounts payable.
For example, with whom is the company discussing this strategy, and what amount of outstanding accounts payable is the company looking to settle, and when, and how?

Results of Operations, page 40

41. Please confirm that you will update, throughout the prospectus where necessary, to include the most recent quarterly financial results.

Voting Rights, page 48
Election of Directors, page 48

42. Please revise these sections to clarify that in the former you are describing stockholder rights under the bylaws and in the latter you are describing the applicable statutory regime.

43. Please revise this section to discuss whether there are any changes in quorum provisions and maintenance of corporate books and records.

Voting and Management Information, page 52

44. Please disclose the date on which the stockholders representing
58% of your stock, voted to approve the merger.

45. Please clarify the identity of the last beneficial owner listed in the table on page 54. Is that the private company that sold the domain name to Bingo.com, Inc. in 1999?

46. Where appropriate, please also include disclosure regarding both the voting securities and the sole stockholder of Bingo.com, Ltd.
Your disclosure should include mention that the merger has received requisite approval by the stockholder of Bingo.com, Ltd.

Principal Stockholders, page 53

47. Please revise this section to include a statement that the beneficial ownership table reflects securities that may be acquired in 60 days.

Certain Relationships and Related Transactions, page 54

48. If material, please file as exhibits to this registration statement the related party agreements identified in this section.

Documents incorporated by reference, page 59

49. In addition, please consider revising the sentence preceding your table of incorporated documents to clarify that all of the documents incorporated are already on file with the SEC. If you are not Form S-3 eligible, you are also ineligible to forward-incorporate reports not yet filed with the SEC.

Market for Common Equity and Related Stockholder Matters

50. Please include the information set forth in Item 201 of Regulation S-B, including without limitation, the high and low bid information for the relevant periods.

Changes in and disagreements with accountants on accounting and financial disclosure

51. Please revise the registration statement to include the information called for by Item 304.

Signature Page

52. Please revise the signature page to identify who is signing the registration statement in the capacity as the controller or principal accounting officer. Refer to Instruction 1 to the Signatures section of Form S-4.

Legal Opinions
Exhibits 5.1, 5.2 and 5.3

53. Please confirm that you will file signed, dated opinions prior to effectiveness.

Exhibit 5.1

54. Please revise to clarify whether this opinion relates to tax matters. To the extent that Exhibit 5.1 is a tax opinion; it should be filed instead as Exhibit 8 to the registration statement. Refer to Item 601(b)(10) of Regulation S-B and re-label the exhibit as appropriate.

Exhibits 5.1 and 5.3

55. Please note that you may not limit investor reliance on your legal or tax opinions. Therefore, please revise the penultimate paragraph of Exhibit 5.1, and the introductory paragraph of Exhibits
5.3, accordingly.

Closing

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Daniel Morris at (202) 824-5228 or me at
(202)
942-2936 with any other questions.


      Sincerely,



Sara Dunton
Branch Chief
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Bingo.com, Inc.
December 1, 2004
Page 1